FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	943489 [redacted]
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 24, 2002, Series 2002-6	**333-73036**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION
(Registrant)

Dated: July ___, 2002

By: [signature]
Name: Maria Fregosi
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Yield Table

Settle as of 07/25/02

Bond Summary - Bond A2			
Fixed Coupon:	5.800		
Orig Bal:	50,000,000		
Factor:	1.0000000		
Factor Date:	07/25/02	Next Pmt:	08/25/02
Delay:	24	Cusip:	T1

	125.00 PSA		175.00 PSA		250.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-31	5.47	5.88	5.40	5.02	5.29	4.04	5.18	3.40	5.08	2.97	4.97	2.59	4.86	2.31
Average Life	7.8		6.4		4.9		4.0		3.4		2.9		2.6	
First Pay	08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02	
Last Pay	04/25/16		11/25/13		04/25/11		05/25/09		03/25/08		03/25/07		07/25/06	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.7385	2.4061	2.8610	3.2900	3.6392	4.0430	4.5174	5.3212
Coupon		2.8750			4.3750		4.8750	5.3750

Yield Table

Settle as of 07/25/02

Bond Summary - Bond A3			
Fixed Coupon:	5.700		
Orig Bal:	50,000,000		
Factor:	1.0000000		
Factor Date:	07/25/02	Next Pmt:	08/25/02
Delay:	24	Cusip:	T1

	125.00 PSA		175.00 PSA		250.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-00	5.58	7.34	5.54	6.15	5.48	4.86	5.42	3.95	5.36	3.34	5.28	2.82	5.21	2.48
Average Life	10.6		8.4		6.2		4.7		3.9		3.2		2.8	
First Pay	08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02	
Last Pay	01/25/20		04/25/17		02/25/14		08/25/11		07/25/09		01/25/08		02/25/07	
Spread/AvgLife	102/10.64		125/8.35		160/6.15		180/4.75		211/3.89		233/3.20		244/2.78	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.7385	2.4061	2.8610	3.2900	3.6392	4.0430	4.5174	5.3212
Coupon		2.8750			4.3750		4.8750	5.3750

Yield Table

Settle as of 07/25/02

Bond Summary - Bond A5			
Initial Coupon:	2.340	**Type:**	Combo
Orig Bal:	41,000,000	**Combination:**	A5(100.00) + F2(100.00) + F3(100.00)
Factor:	0.6097561		
Factor Date:	07/25/02	**Next Pmt:**	08/25/02

	125.00 PSA Libor1m 1.840		175.00 PSA Libor1m 1.840		250.00 PSA Libor1m 1.840		325.00 PSA Libor1m 1.840		400.00 PSA Libor1m 1.840		500.00 PSA Libor1m 1.840		600.00 PSA Libor1m 1.840	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
101-00	2.21	7.05	2.18	5.74	2.13	4.44	2.08	3.62	2.03	3.08	1.97	2.63	1.92	2.33
Average Life	8.0		6.4		4.8		3.9		3.3		2.8		2.4	
First Pay	08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02	
Last Pay	01/25/20		04/25/17		02/25/14		08/25/11		07/25/09		01/25/08		02/25/07	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.7385	2.4061	2.8610	3.2900	3.6392	4.0430	4.5174	5.3212
Coupon		2.8750			4.3750		4.8750	5.3750

Yield Table

Settle as of 07/25/02

Bond Summary - Bond A6			
Initial Coupon:	6.660	**Type:**	Combo
		Combination:	A6(100.00) + S2(100.00) + S3(100.00)
Factor:	0.0000000		
Factor Date:	07/25/02	**Next Pmt:**	08/25/02

	125.00 PSA Libor1m 1.840		175.00 PSA Libor1m 1.840		250.00 PSA Libor1m 1.840		325.00 PSA Libor1m 1.840		400.00 PSA Libor1m 1.840		500.00 PSA Libor1m 1.840		600.00 PSA Libor1m 1.840	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
9-08	75.65	1.02	72.97	1.01	68.80	1.00	64.42	0.98	59.84	0.96	53.59	0.93	47.35	0.91
Average Life	8.0		6.4		4.8		3.9		3.3		2.8		2.4	
First Pay	08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02		08/25/02	
Last Pay	01/25/20		04/25/17		02/25/14		08/25/11		07/25/09		01/25/08		02/25/07	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.7385	2.4061	2.8610	3.2900	3.6392	4.0430	4.5174	5.3212
Coupon		2.8750			4.3750		4.8750	5.3750

Yield Table

Settle as of 07/25/02

Bond Summary - Bond A7			
Fixed Coupon:	6.500	Type:	Z
Orig Bal:	13,511,000		
Factor:	1.0000000		
Factor Date:	07/25/02	Next Pmt:	08/25/02
Delay:	24	Cusip:	T1

	125.00 PSA		175.00 PSA		250.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
94-25+	6.82	20.89	6.86	18.23	6.92	14.74	7.00	11.79	7.12	9.19	7.35	6.37	7.54	5.11
Average Life	22.7		20.0		16.3		13.0		10.0		6.7		5.3	
First Pay	01/25/20		05/25/17		02/25/14		08/25/11		10/25/09		04/25/08		05/25/07	
Last Pay	07/25/32		07/25/32		07/25/32		07/25/32		07/25/32		12/25/10		07/25/08	
Spread/TsyBM	150/30.00		154/30.00		160/30.00		168/30.00		180/30.00		203/30.00		222/30.00	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.7385	2.4061	2.8610	3.2900	3.6392	4.0430	4.5174	5.3212
Coupon		2.8750			4.3750		4.8750	5.3750

Yield Table

Settle as of 07/25/02

Bond Summary - Bond A9			
Fixed Coupon:	6.500		
Orig Bal:	28,700,000		
Factor:	1.0000000		
Factor Date:	07/25/02	Next Pmt:	08/25/02
Delay:	24	Cusip:	C30

	125.00 PSA		175.00 PSA		250.00 PSA		325.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-31+	6.32	8.84	6.30	8.33	6.28	7.74	6.26	7.30	6.24	6.96	6.22	6.58	6.17	5.78
Average Life	14.7		13.3		11.7		10.7		9.9		9.1		7.6	
First Pay	08/25/07		08/25/07		08/25/07		08/25/07		08/25/07		08/25/07		08/25/07	
Last Pay	07/25/32		07/25/32		07/25/32		07/25/32		07/25/32		07/25/32		05/25/32	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.7385	2.4061	2.8610	3.2900	3.6392	4.0430	4.5174	5.3212
Coupon		2.8750			4.3750		4.8750	5.3750